UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Groupe Danone

(Name of Issuer)

Ordinary Shares, nominal value €0.50 per share

(Title of Class of Securities)

399449107

(Cusip Number)

April 4, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 399449107	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Eurazeo

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP* (a) [_] (b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 13,475,995 shares representing 23,192,481 votes

	6.	SHARED VOTING POWER None

	7.	SOLE DISPOSITIVE POWER 13,475,995 shares

	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,475,995 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% of the shares and 8.7% of the voting rights*

12.	TYPE OF REPORTING PERSON* CO

*	Based upon 264,235,190 ordinary shares and 266,246,988 voting rights, respectively, as of December 31, 2005 as disclosed in Groupe Danone’s Annual Report on Form 20-F for the year 2005.

CUSIP No. 399449107	13G	Page 3 of 5 Pages

Item 1(a).     Name of Issuer:

                      Groupe Danone (the “Company”)

Item 1(b).     Address of Issuer’s Principal Executive Offices:

                      Groupe Danone
                      17, Boulevard Haussman
                      75009 Paris
                      France

Item 2(a).     Name of Persons Filing:

                      Eurazeo

Item 2(b).     Address of Principal Business Office, or if none, Residence:

                      3, rue Jacques Bingen

Item 2(c).     Citizenship:

                      France

Item 2(d).     Title of Class of Securities:

                      Ordinary Shares, nominal value €0.50 per Share

Item 2(e).     CUSIP Number:

                      399449107

Item 3.         Item 3 is not applicable.

Item 4(a).     Amount Beneficially Owned:

                     13,475,995 ordinary shares are beneficially owned by Eurazeo.

Item 4(b).     Percent of Class:

5.1% of the shares and 8.7% of the voting rights based upon 264,235,190 ordinary shares and 266,246,988 voting rights, respectively, as of December 31, 2005 as disclosed in Groupe Danone’s Annual Report on Form 20-F for the year 2005.

Item 4(c).     Number of shares as to which such person has:

                     (i)        Sole power to vote or to direct the vote:  13,475,995 shares representing 23,192,481 votes

CUSIP No. 399449107	13G	Page 4 of 5 Pages

                     (ii)       Shared power to vote or to direct the vote:  None

                     (iii)      Sole power to dispose or to direct the disposition of:  13,475,995 ordinary shares

                     (iv)       Shared power to dispose or to direct the disposition of:  None

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following [_].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

                  Item 6 is not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being
                 Reported on By the Parent Holding Company

                  Item 7 is not applicable.

Item 8.     Identification and Classification of Members of a Group

                  Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group

                   Item 9 is not applicable.

Item 10.     Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 399449107	13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:  Eurazeo

April 26, 2006
(Date)
/s/ Patrick Sayer
(Signature)
Name: Patrick Sayer
Title: Chairman of the Executive Board